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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC

SEC FILE NUMBER
8- 67306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ELEVATION LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 NORTH TRYON STREET, SUITE 3010
(No. and Street)

CHARLOTTE   **NORTH CAROLINA**   **28202**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SHEEHAN   **704 926-1100**
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER MCNEISH & BREEDLOVE, PA
(Name – *if individual, state last, first, middle name*)

309 SOUTH LAUREL AVENUE   **CHARLOTTE**   **NORTH CAROLINA**   **28207**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ PATRICK SHEEHAN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ ELEVATION LLC _____ , as of _____ DECEMBER 31 _____ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JANE K. WILLIAMS
Notary Public
Stanly County
My Commission Expires
10/14/2016
NORTH CAROLINA

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

ELEVATION, LLC

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207
Telephone (704) 376-8415
Fax (704) 376-8417

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

INDEPENDENT AUDITORS' REPORT

To the Members of
Elevation, LLC
Charlotte, North Carolina

Report on the Financial Statements

We have audited the accompanying financial statements of Elevation LLC (a North Carolina Limited Liability Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related noted to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Miller McNeish & Breedlove, PA

Charlotte, NC
February 21, 2014

ELEVATION, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	25,509
Receivables from brokers		200,918
Receivables from clearing firms		836,506
Deposits with clearing firms		450,788
Prepaid expenses		83,696
Advances to related parties		934,171
Property and equipment, net		175,237
Other assets		180,814
Total assets	$	2,887,639

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

Accounts payable	$	440,394
Accrued expenses		781,436
Subordinated debt		2,000,000
Total liabilities		3,221,830
MEMBER'S EQUITY (DEFICIT)		(334,191)
Total liabilities and member's equity (deficit)	$	2,887,639

ELEVATION, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Revenues:		
Commissions	$	17,846,865
Interest and dividends		136
Other		1,107
Total revenues		17,848,108
Expenses:		
Employee compensation and benefits		8,097,983
Clearing fees		2,656,215
Consulting fees		1,792,881
Travel and entertainment		904,908
Market data services		739,166
Technology		402,022
Taxes		301,067
Insurance		294,861
Professional fees		275,218
Occupancy costs		266,197
Research		221,663
Interest		202,014
Regulatory		109,486
Utilities		97,376
Depreciation		67,419
Dues and subscriptions		44,480
Communications and data processing		41,711
Office		31,832
Other		104,739
Total expenses		16,651,238
Net income	$	1,196,870

ELEVATION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
As of and for the year ended December 31, 2013

	Class A	Class B	Total
Members' equity (equity) - December 31, 2012	$ (567,796) $	25,000 $	(542,796)
Member contributions	-	-	-
Member withdrawals	(738,929)	-	(738,929)
Preferred return	-	(249,336)	(249,336)
Net Income	947,534	249,336	1,196,870
Members' equity (deficit) - December 31, 2013	$ (359,191) $	25,000 $	(334,191)

ELEVATION, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
As of and for the year ended December 31, 2013

Subordinated Debt, December 31, 2012	$	2,000,000
Increase in subordinated debt		-
Subordinated Debt, December 31, 2013	$	2,000,000

ELEVATION, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	1,196,870
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		67,419
Decrease in receivables from brokers		6,154
Increase in receivables from clearing firms		(282,611)
Increase in deposits with clearing firms		(136)
Decrease in prepaid expenses		7,845
Increase in receivables from affiliates		(117,747)
Increase in other assets		(84,488)
Decrease in accounts payable		(58,935)
Increase in accrued expenses		290,542
Increase in other liabilities		4,960
Net cash provided by operating activities		1,029,873
Cash flows from investment activities:		
Purchase of property and equipment		(44,609)
Net cash used in investment activities		(44,609)
Cash flows from financing activities:		
Preferred return Class B member		(249,336)
Member withdrawals		(738,929)
Net cash used in financing activities		(988,265)
Net decrease in cash		(3,001)
Cash and cash equivalents, beginning of year		28,510
Cash and cash equivalents, end of year	$	25,509

Supplemental Cash Flow Information
Cash paid during the year for:

Interest	$	202,014

ELEVATION, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purpose of the financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition
The Company recognizes revenue and prepares its financial statements on the accrual basis of accounting. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2013, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided.

Property and Equipment
Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

ELEVATION, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Depreciation

Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $67,419 for the year ended December 31, 2013.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events

In preparing the financial statements, the Company has evaluated subsequent events through February 21, 2014, which is the date the financial statements were available to be issued.

Note 2 – Revenue

The Company operates under a fully disclosed clearing agreement whereby Sterne Agee Capital Markets, Inc. introduces the Company's customer accounts to an affiliate securities clearing firm, Sterne, Agee   Leach, Inc. ("Sterne Agee"). Sterne Agee clears transactions on behalf of the Company and carries and clears on a fully disclosed basis the Company's customers' trading accounts. The company earns income, net of clearing costs, on these introduced transactions.

The Company also operates under fully disclosed clearing agreements with Merrill Lynch Broadcort, ("Merrill Lynch"), RJ O'Brien Securities, LLC ("O'Brien") and Convergex Execution Solutions, LLC ("Convergex"). The Companies clear certain securities transactions on behalf of the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

Note 3 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At various times during the year, the Company's cash in bank balance exceeded the federally insured limits. At December 31, 2013, the Company's uninsured cash balance was zero.

ELEVATION, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

Note 4 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $506,256 from Sterne Agee, $107,668 from Merrill Lynch, $57,672 from O'Brien and $164,910 from Convergex as of December 31, 2013.

The Company had deposits of $450,788 held by its clearing firms as of December 31, 2013. The clearing deposits are interest-bearing and are required under the clearing agreements between the Company and the clearing firms.

Note 5 –Employee Advances

Included in other assets is $57,856 in advances to an employee of the Company. The advances are unsecured, non-interest bearing and will be repaid by that employee in 2014.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2013.

Note 7 – Income Taxes

For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

ELEVATION, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

Note 8 – Lease Commitments

The Company leases office space in North Carolina, New Jersey and Connecticut under operating leases with terms expiring at various dates through September 2015. The Company is currently leasing some of its office space on a month-to-month basis. Rent expense under the office leases for the year ended December 31, 2013 totaled $266,197 and was included in occupancy costs in the accompanying Statement of Operations.

Aggregate future minimum lease payments under such leases as of December 31, 2013 are as follows:

Year ending December 31:	
2014	$148,489
2015	118,311
Total	$266,800

Note 9 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member. Interest is payable quarterly based on a fixed rate of 10% and the note matures August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional $500,000. The total subordinated debt balance as of December 31, 2013 was $2,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amount of interest due to the Class B member at December 31, 2013 is $50,000.

Note 10 - Related Parties

During the year ended December 31, 2013, the Company made advances totaling $117,747 to entities either partially or fully owned by certain officers of the Company, primarily to accommodate expansion and other short-term financing needs of such entities. These advances are unsecured, non-interest bearing and do not have specified repayment terms. The total amount of advances to such entities at December 31, 2013 is $934,171.

ELEVATION, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

Note 11 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated June 2010, which specifies the rights and obligations of its members. The agreement provides for both Class A and Class B units, and governs the allocation of profits, losses and distributions to the respective ownership interests. The Company had only one Class B member as of December 31, 2013. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end.

The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2013, the preferred return and revenue participation amount due to the Class B member totaled $52,103. The preferred return for the year ended December 31, 2013 is $249,336.

Note 12 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

Note 13 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

Note 14 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $255,497 which was $155,497 in excess of its required capital amount of $100,000 (required minimum). At December 31, 2013, the Company's net capital ratio was 4.78 to 1.

Note 15 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2013 and for the year ended, were reconciled to the accompanying financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

Supplemental Information

Year Ended December 31, 2013

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

**Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934**

The Members of
Elevation, LLC
Charlotte, North Carolina

We have audited the financial statements of Elevation, LLC as of and for the year ended
December 31, 2013 and have issued our report thereon dated February 21, 2014, which
contained an unmodified opinion on those financial statements. Our audit was conducted for the
purpose of forming an opinion on the financial statements as a whole. The supplementary
information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act
of 1934 is presented for purposes of additional analysis and is not a required part of the financial
statements. Such information is the responsibility of management and was derived from and
relates directly to the underlying accounting and other records used to prepare the financial
statements. The information has been subjected to the auditing procedures applied in the audit of
the financial statements and certain additional procedures, including comparing and reconciling
such information directly to the underlying accounting and other records used to prepare the
financial statements or to the financial statements themselves, and other additional procedures in
accordance with auditing standards generally accepted in the United States of America. In our
opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the
financial statements as a whole.

Miller McNeish & Breedlove, PA

Charlotte, NC
February 21, 2014

ELEVATION, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Net Capital

Total member's equity (deficit) qualified for net capital	$	(334,191)
Add allowable credit:		
Subordinated debt		2,000,000
Deductions for non-allowable assets:		
Other assets		(1,231,075)
Net property and equipment		(175,237)
Net capital before haircuts		259,497
Other haircuts:		
Clearing deposit		(4,000)
Net capital at December 31, 2013	$	255,497

Aggregate Indebtedness

Liabilities from statement of financial condition	$	1,221,830
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	81,455
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	155,497
Excess net capital at 1000%	$	133,314
Percent of aggregate indebtness to net capital		478.22%

Reconciliation With Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	255,497
Increase in depreciation expense		
Decrease in members' equity		
Decrease in various expenses		
Deductions for non-allowable assets:		
Net property and equipment		
Other Assets		
Net capital per above	$	255,497

See Independent Auditors' Report on Supplementary Schedules

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3**

The Members of
Elevation, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Elevation, LLC (the
Company) as of and for the year ended December 31, 2013, in accordance with auditing
standards generally accepted in the United States of America, we considered the Company's
internal control over financial reporting (internal control) as a basis for designing our auditing
procedures for the purpose of expressing our opinion on the financial statements, but not for
the purpose of expressing an opinion on the effectiveness of the Company's internal control.
Accordingly, we do not express an opinion on the effectiveness of the Company's internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of
such practices and procedures that we considered relevant to the objectives stated in rule 17a-
5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and
net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of rule 15c3-3. Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer securities, we did not review
the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
    and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section
    8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
    System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller McNeish & Breedlove, PA

Charlotte, NC
February 21, 2014

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of
Elevation, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Elevation, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Elevation, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Elevation LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miller McNeish & Breedlove, PA

Charlotte, NC
February 21, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __12/31/2013__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

ELEVATION LLC
214 N TRYON ST STE 3010
CHARLOTTE, NC 28202-1254

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

George Calvo   704 926-1100

2. A. General Assessment (item 2e from page 2) $ 36,606

   B. Less payment made with SIPC-6 filed (**exclude interest**)   ((16,927)   )
       7/29/2013
       _____
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   19,679

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 19,679

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 19,679

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ELEVATION LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __21__ day of __FEBRUARY__, 20__14__.

CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17,848,106

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   548,385

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   2,656,215

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):   1,242

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   3,205,842

2d. SIPC Net Operating Revenues $ 14,642,265

2e. General Assessment @ .0025 $ 36,606
(to page 1, line 2.A.)

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